

November 4, 2011

Via E-mail
Ms. Kimberly D. Gant
Chief Financial Officer and Senior Vice President
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, CA 92806

> **RE: Willdan Group, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for the Fiscal Quarter ended July 1, 2011**
> **Filed August 11, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 20, 2011**
> **Response dated October 31, 2011**
> **File No. 1-33076**

Dear Ms. Gant:

We have reviewed your response letter dated October 31, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated October 11, 2011. It appears that these acknowledgements were provided in the response letter signed by your outside counsel. Please provide the requested acknowledgements in writing with your next response letter signed by management.

<u>Item 15 - Exhibits and Financial Statement Schedules, page 47</u>

<u>General</u>

2. We have reviewed your response to prior comment 3 from our letter dated October 11, 2011. We note that you will revise the subheading caption from "Direct costs of contract revenue" to "Direct costs of contract revenue (exclusive of depreciation and amortization shown separately below)." Please also confirm that you will remove your presentations of gross profit and gross margin throughout the filing. See SAB Topic 11:B.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

               Sincerely,

               /s/ Jeffrey Gordon for

               John Hartz
               Senior Assistant Chief Accountant